SYNSORB Biotech Inc.

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the nine months ended September 30, 2002 and the audited financial statements and MD&A for the year ended December 31, 2001.

Subsequent to the December 10th, 2001 decision by SYNSORB Biotech Inc (“SYNSORB” or “the Company”) to terminate development of SYNSORB Cd®, the Company terminated 100% of its full time personnel and suspended all clinical, research and development and manufacturing activity.  The Company also reduced spending significantly, vacated its Kensington office space and relocated the administrative function to the manufacturing facility, repaid outstanding debt and listed its cGMP-compliant manufacturing facility for sale. It is still the intention of the board of directors of SYNSORB for the Company to remain as a going concern and to continue as a public company through possible merger, acquisition, licensing of technology or other transaction.

Impairment of Capital Assets

As part of its drug development activity, SYNSORB built a cGMP-compliant manufacturing facility in 1998.  As a result of the decision to halt development of SYNSORB Cd®, the Company determined that continued ownership of this manufacturing facility was unnecessary and the facility was advertised for sale as a cGMP-compliant manufacturing facility, which would have achieved the highest net realizable value for the facility.  The Company wrote down the value of the manufacturing facility and associated equipment at December 31, 2001 to their estimated net realizable values based on potential sale as a cGMP-compliant manufacturing facility.

Efforts to market the facility as a cGMP-compliant manufacturing facility to pharmaceutical companies were unsuccessful.  The Company now expects to realize commercial value for the land and building.  The manufacturing equipment will be auctioned.  Accordingly, the Company has written down the value of the manufacturing equipment and the land and building to $1,000,000 and $3,525,000, respectively (December 31, 2001; $2,000,000 and $8,600,000, respectively).

Revenue

For the three months ended September 30, 2002, the Company recorded total revenue of $2,000 compared to $93,000 for the three months ended September 30, 2001. Total revenue for the nine months ended September 30, 2002 was $138,000 versus $679,000 for the same period in 2001.

Interest income for the third quarter of 2002 was $2,000 as compared with $93,000 for the third quarter of 2001.  Interest income for the nine months ended September 30, 2002 was $31,000, a 93% decrease from the $465,000 recorded for the nine months ended September 30, 2001.  This decrease was a result of the significantly lower average cash on hand balances in 2002 compared to the same periods in 2001.

Other revenue consisted of milestone payments received by the Company.  No milestone payments were received in the third quarter of 2002, unchanged from the third quarter of 2001.  Milestone payments totaled $107,000 and $214,000 for the nine months ended September 30, 2002 and 2001, respectively.

Research and Development Expenses

There were no expenditures on research and development for the quarter or nine months ended September 30, 2002.  Research and development expenditures in the third quarter of 2001 of $1,780,000 and nine months ended September 30, 2001 of $6,017,000 represented costs associated with the clinical trials, manufacturing and quality control and assurance program for the drug SYNSORB Cd® which was in development at that time. All research programs intended to develop and broaden the SYNSORB technology through further research in the field of carbohybrids have been suspended since the termination of development of SYNSORB Cd®.

Operating Expenses

Operating expenses totaled $562,000 for quarter ended September 30, 2002 as compared with $894,000 for the quarter ended September 30, 2001.  For the nine months ended September 30, 2002 operating expenses decreased 63% to $1,206,000 from $3,295,000 for the same period in 2001 due to the wind down of the Company’s operations.  Operating expenses for 2002 represent the ongoing costs of maintaining the manufacturing facility as well as the ongoing administrative, legal and insurance costs of the Company.

Interest Expense

There was no interest paid on long-term debt for the three months ended September 30, 2002 as compared with $189,000 for the three months ended September 30, 2001.  Interest paid on long-term debt for the nine months ended September 30, 2002 was $71,000, an 89% decrease from the $644,000 paid for the nine months ended September 30, 2001.  The decrease in interest expense reflects the repayment in early 2002 of the Company’s outstanding debt.

Maintenance of Patents

Prior to the suspension of all of the Company’s clinical, research and development and manufacturing activities, patent costs were capitalized as intangible assets.  For the year ended December 31, 2001, all such capitalized patents were written off.  For 2002, costs incurred to maintain existing patents of the Company are expensed as incurred.   For the quarter ended September 30, 2002, $54,000 was incurred for maintenance of patents and $229,000 was incurred for the nine months ended September 30, 2002.

Amortization

Amortization for the quarter ended September 30, 2002 was $6,079,000 as compared with $282,000 for the same period in 2001.  For the nine months ended September 30, 2002, amortization of $6,151,000 was recorded versus $828,000 for the nine months ended September 30, 2001.  The large increase in amortization for both periods was a result of the write-down of the value of the building and land and manufacturing equipment as at September 30, 2002 to their net realizable values of $3,525,000 and $1,000,000, respectively.  The total associated charge of $6,072,000 was included in amortization expense for the period ended September 30, 2002.  While management believes these write-downs are appropriate, the carrying value of these assets may not reflect the ultimate realizations that may be achieved on their dispositions.

Capital Expenditures

There were no capital expenditures or sale of capital assets in the third quarter of 2002. Capital expenditures for the third quarter of 2001 were $249,000. There were no capital expenditures for the nine months ended September 30, 2002 versus $842,000 for the same period in 2001.  Proceeds from the sale of capital assets totaled $37,000 for the nine months ended September 30, 2002.  The complete reduction in capital expenditures and the sale of capital assets in 2002 reflects the wind-down in operations of the Company.

Oncolytics Shareholding

On May 7, 2002 the shareholders of SYNSORB approved the distribution of 4,000,000 Oncolytics shares and a simultaneous one for eight consolidation of SYNSORB shares.  The record date for the distribution of the Oncolytics shares was close of business on May 15, 2002 and the new SYNSORB shares were posted for trading at the open of business on May 16, 2002 on a one for eight consolidated basis.

During the third quarter of 2002, the Company sold 100,000 freely tradeable shares in Oncolytics for net proceeds of $207,000. As at September 30, 2002 the Company owned 295,000 shares of Oncolytics.  Subsequent to September 30, 2002 the Company sold all 295,000 shares of Oncolytics for net proceeds of $469,000.

Liquidity and Capital Resources

The Company’s cash and working capital position as at September 30, 2002 were $308,000 and $327,000 respectively, compared to December 31, 2001 balances of $5,841,000 and ($4,725,000) respectively.

The Company’s primary source of future liquidity remains the amount that can be realized from the sale of its redundant assets.  The Company has offered its building and manufacturing equipment for sale, however the Company has no control over the timing or valuation of transactions with respect to these assets.  There may be some revenue generated from SYNSORB’s patent and licence technology although the Company cannot predict the likelihood, timing or amount of any milestone or royalty receipts.